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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE TO/A
                                 (RULE 14d-100)

                               AMENDMENT NO. 1 TO
                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                         DUCK HEAD APPAREL COMPANY, INC.
                            (Name of Subject Company)

                              HB ACQUISITION CORP.
                      TROPICAL SPORTSWEAR INT'L CORPORATION
                                   (Offerors)

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                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

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                                   26410P 10 3
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                      (CUSIP Number of Class of Securities)

                                  MICHAEL KAGAN
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                      TROPICAL SPORTSWEAR INT'L CORPORATION
                              4902 W. WATERS AVENUE
                            TAMPA, FLORIDA 33634-1302
                            TELEPHONE: (813) 249-4900
                     (Name, address and telephone number of
             person authorized to receive notices and communications
                          on behalf of filing persons)

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                                   COPIES TO:
                             STEPHEN A. OPLER, ESQ.
                                ALSTON & BIRD LLP
                               ONE ATLANTIC CENTER
                           1201 WEST PEACHTREE STREET
                                ATLANTA, GA 30309
                            TELEPHONE: (404) 881-7000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

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     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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                                  TENDER OFFER

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by Tropical Sportswear Int'l Corporation, a Florida corporation ("TSI"), and HB Acquisition Corp., a Georgia corporation and an indirect, wholly-owned subsidiary of TSI ("HB Acquisition"), on July 11, 2001, (as amended, the "Schedule TO"), relating to the offer to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Duck Head Apparel Company, Inc., a Georgia corporation ("Duck Head"), at $4.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated as of July 11, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal," and together with the Offer to Purchase and any amendments or supplements thereto, the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are Exhibits (a)(l) and (a)(2) to the Schedule TO.

ITEMS 1 THROUGH 9 AND 11.

Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding thereto the following:

AMENDMENT TO THE MERGER AGREEMENT

On July 26, 2001, Duck Head, TSI and HB Acquisition entered into Amendment Number One (the "Amendment") to the Agreement and Plan of Merger dated as of June 26, 2001 by and between Duck Head, TSI and HB Acquisition (the "Merger Agreement"), pursuant to which TSI has agreed to acquire 100% of the common stock of Duck Head in a tender offer and subsequent merger. A copy of the Amendment is filed as Exhibit (d)(4) to the Schedule TO. Also on July 26, 2001, TSI and Duck Head issued a joint press release announcing the execution of the Amendment, a copy of which is filed as Exhibit (a)(10) to the Schedule TO.

The tender offer is subject to TSI's satisfactory completion of its due diligence review of Duck Head. The Amendment extends the date by which TSI must complete its due diligence from July 26, 2001 to August 6, 2001. In addition, the Amendment provides that the initial expiration date of the offer shall remain Midnight on August 8, 2001, unless Duck Head shall have received a proposal by a competing bidder and shall have notified TSI of the competing bid, in which case the offer shall expire on the earlier of (A) five business days after the Board of Directors of Duck Head determines to recommend such competing offer to the Duck Head shareholders or (B) the seventh business day following the notice from Duck Head to TSI regarding the competing bid. The Amendment leaves unchanged provisions of the Merger Agreement setting forth other circumstances under which the expiration date may, and in some cases must, be extended. The Amendment also makes August 2, 2001 the earliest date that the Duck Head Board of Directors can respond to a proposal from a competing bidder, provide confidential information to any competing bidder or change its recommendation to shareholders respecting the offer and subsequent merger in response to an offer from a competing bidder.

OTHER MATTERS

Upon the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or earlier waiver of all the conditions to the offer set forth in "The Offer - Conditions to the Offer," HB Acquisition will promptly accept for payment and pay for all shares validly tendered prior to the expiration date and not properly withdrawn pursuant to the offer.
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Forward-looking statements contained in the Schedule TO, including press releases and the Offer to Purchase, are not protected by the safe harbor provisions set forth in the Private Securities Litigation Reform Act of 1995.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended by adding thereto the following:

(a)(10)  Text of Press Release issued by TSI on July 26, 2001 (filed as Exhibit
         99.2 to the Current Report on Form 8-K of Duck Head dated July 26,
         2001).

(d)(4) Amendment Number One to Agreement and Plan of Merger by and among TSI, HB Acquisition and Duck Head as of July 26, 2001 (filed as Exhibit 2.2 to the Current Report on Form 8-K dated July 26, 2001).
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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2001

                                       HB ACQUISITION CORP.

                                       By:    /s/ Michael Kagan
                                          --------------------------------------
                                       Name:  Michael Kagan
                                       Title: President


                                       TROPICAL SPORTSWEAR INT'L CORPORATION

                                       By:    /s/ Michael Kagan
                                          --------------------------------------
                                       Name:  Michael Kagan
                                       Title: Executive Vice President and Chief
                                              Financial Officer